March 2007	Filed pursuant to Rule 433 dated February 27, 2007
Relating to Preliminary Pricing Supplement No. 223 dated February 27, 2007 to
Registration Statement No. 333-131266

Structured Investments
Opportunities in Currencies

Currency-Linked Capital-Protected Notes due March 16, 2009
Based on the Performance of the European Union Euro/Japanese Yen Exchange Rate

Capital Protected Notes provide investors with exposure to a wide variety of assets and asset classes, including equities, commodities and currencies with limited or no downside risk to the initial investment. They are for investors who are concerned about principal risk and who are willing to forgo market interest rates in exchange for principal protection and upside exposure to the underlying assets.

S U M M AR Y T E R M S
Issued By:	Morgan Stanley
Issue Price:	$1,000
Stated Principal Amount:	$1,000
Pricing Date:	March __, 2007
Original Issue Date:	March __, 2007
Maturity Date:	March 16, 2009
Principal Protection:	100%
Interest:	None
Payment at Maturity:	$1,000 + Supplemental Redemption Amount (if any)
Supplemental Redemption Amount:	$1,000 times Exchange Rate Performance times Participation Rate; provided that the Supplemental Redemption Amount will not be less than zero.
Exchange Rate Performance:	(Initial Exchange Rate - Final Exchange Rate) / Initial Exchange Rate
Participation Rate:	75% to 85%. The actual Participation Rate will be determined on the Pricing Date.
Exchange Rate:	On any day, the rate for conversion of the Japanese yen into European Union euros (expressed as the number of units of Japanese yen per one European Union euro) as determined by reference to the rate displayed on the Reference Source on such day.
Reference Source:	Reuters Page “WMRSPOT40”
Initial Exchange Rate:	The Exchange Rate on the Pricing Date
Final Exchange Rate:	The Exchange Rate on the Valuation Date
Valuation Date:	March 5, 2009

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THIS
OFFERING, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED
VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 223, dated February 27, 2007
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Currency-Linked Capital-Protected Notes
due March 16, 2009

Investment Overview

The Currency-Linked Capital-Protected Notes due March 16, 2009 (the “Notes”), issued by Morgan Stanley, provide investors with an opportunity to gain direct exposure to the European Union euro/Japanese yen exchange rate (the “Exchange Rate”) with no downside risk to principal.

If at maturity, the Japanese yen (“Yen”) has appreciated relative to the European Union euro (“Euro”), the investment return will be 75-85% of the appreciation of the Yen relative to the Euro (e.g. a 10% appreciation will return 100% of principal plus 7.5 -8.5% at maturity). If the Yen has not appreciated or has depreciated relative to the Euro, the investment will return Par at maturity. There will be no interest payments on the Notes.

Maturity:	2 Years
Protection at Maturity:	100%
Payment at Maturity:	(i)	If the Yen appreciates relative to the Euro
		Þ	75-85% of the appreciation of the Yen
	(ii)	If the Yen does not appreciate or depreciates relative to the Euro
		Þ	Par

How Do Currency Exchange Rates Work?

■	Currency exchange rates reflect the amount of one currency that can be exchanged for another currency.
■	A decrease in the Exchange Rate means that the Yen has appreciated / strengthened relative to the Euro. This means that it takes fewer Yen to purchase one (1) Euro on the Valuation Date than it did on the Pricing Date. For example, below, Yen has strengthened relative to the Euro by 10%:

Pricing Date = 158.90 Yen / 1 Euro and Valuation Date = 143.01 Yen / 1 Euro

■	An increase in the Exchange Rate means that the Yen has depreciated / weakened relative to the Euro. This means that it takes more Yen to purchase one (1) Euro on the Valuation Date than it did on the Pricing Date. For example, below, Yen has weakened relative to the Euro by 10%:

Pricing Date = 158.90 Yen / 1 Euro and Valuation Date = 174.79 Yen / 1 Euro

Actual exchange rates on the Pricing Date will vary.

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Currency-Linked Capital-Protected Notes
due March 16, 2009

Key Benefits

Exposure to currencies is a component of portfolio diversification. Investors who believe they have underweight exposure to the Yen or overweight exposure to the Euro, or those concerned about the risks associated with investing directly in currencies, can use the Notes to gain exposure to the Exchange Rate while protecting 100% of principal at maturity.

Leverage	■	Uncapped 0.75-0.85:1 Upside Participation (75-85%) in any Appreciation of the Yen
Performance		Relative to the Euro

Protect	■	100% Principal Protection at Maturity Regardless of the Performance of the
Principal		Exchange Rate

Access	■	Foreign Currency Exposure
	■	Portfolio Diversification from Traditional Fixed Income/Equity Investments

Summary of Selected Key Risks (see page 10)

■	No Interest Payments and Possibility of No Return
■	Currency Exchange Risk
■	Government Intervention Could Materially and Adversely Affect the Value of the Notes
■	Many Unpredictable Factors Will Affect the Value of the Notes
■	The Inclusion of Commissions and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices
■	Economic Interests of the Calculation Agent May Be Potentially Adverse to the Investors
■	Issuer Credit Ratings May Affect the Market Value
■	Secondary Trading May Be Limited and You Could Receive Less Than Par if You Try to Sell Your Notes Prior to Maturity
■	Hedging and Trading Activity By Affiliates of the Issuer Could Adversely Affect the Exchange Rate

Suitability

The Notes May be Suitable for Investors Who:

■	Do Not Require Current Income / Coupon Payments
■	Are Capable of Understanding the Complexities / Risks Specific to the Notes, and Specifically, the Yen and the Euro
■	Are Willing to Receive No Return on the Notes Should the Yen Depreciate or Not Appreciate Relative to the Euro

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Currency-Linked Capital-Protected Notes
due March 16, 2009

Fact Sheet

The Notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, an investor will receive for each $1,000 Stated Principal Amount of Notes that the investor holds, the $1,000 Stated Principal Amount, as well as the potential for appreciation based on whether the Yen has appreciated relative to the Euro at the valuation date relative to the pricing date.

Expected Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
March __, 2007	March __, 2007	March 16, 2009

Key Terms
Issuer:	Morgan Stanley
Issue Price:	$1,000 per Note.
The Notes will be issued at $1,000 per Note and the agent’s commissions will be $20 per Note.
Stated Principal Amount:	$1,000
Interest:	None
Payment at Maturity:	$1,000 + Supplemental Redemption Amount (if any)
Supplemental	$1,000 times Exchange Rate Performance times Participation Rate; provided that the
Redemption Amount:	Supplemental Redemption Amount will not be less than zero.
Exchange Rate Performance:	(Initial Exchange Rate - Final Exchange Rate) / Initial Exchange Rate
Participation Rate:	75% to 85%. The actual Participation Rate will be determined on the Pricing Date.
Exchange Rate:	On any day, the rate for conversion of the Japanese yen into European Union euros (expressed as the number of units of Japanese yen per one European Union euro) as determined by reference to the rate displayed on the Reference Source on such day.
Initial Exchange Rate:	The Exchange Rate on the Pricing Date
Final Exchange Rate:	The Exchange Rate on the Valuation Date
For a description of how the Final Exchange Rate will be determined if the applicable Reference Source is unavailable and in certain other circumstances, please see“Description of Notes – Exchange Rate” in the Preliminary Pricing Supplement.
Reference Source:	Reuters Page “WMRSPOT40”
Valuation Date:	March 5, 2009

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Currency-Linked Capital-Protected Notes
due March 16, 2009

General Information

Listing: CUSIP: Minimum Ticketing Size: Tax Consideration:

None

617446F61

$1,000 / 1 Note

The U.S. federal income tax treatment of the Notes to a U.S. Holder will depend on whether the “denomination currency” (as defined in the applicable Treasury regulations) of the Notes is the U.S. dollar. We have determined that the denomination currency of the Notes is the U.S. dollar. Accordingly, the Notes are not subject to the special rules described in the Treasury regulations governing nonfunctional currency contingent payment debt instruments. The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, even though no stated interest is payable on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income. If the Notes were priced on February 22, 2007, the “comparable yield” would be a rate of 5.1565% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1000) consists of a projected amount equal to $1107.3570 due at maturity. The actual comparable yield and the projected payment schedule of the Notes will be updated in the final pricing supplement. You should read the discussion under “Description of Notes — United States Federal Income Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of investing in the Notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

If you are a non-U.S. investor, please also read the section of the accompanying preliminary pricing supplement called “Description of Notes — United States Federal Income Taxation — Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee: Underwriter: Calculation Agent: Payment Currency: Contact:

The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)

Morgan Stanley & Co. Incorporated

Morgan Stanley Capital Services Inc. (“MSCS”)

USD

You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement, prospectus supplement and prospectus related to this offering which can be accessed via the hyperlinks on the front page of this document.

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Currency-Linked Capital-Protected Notes
due March 16, 2009

Payment at Maturity

At maturity, investors receive (i) $1,000 + (ii) Supplemental Redemption Amount

If the Exchange Rate Performance is:	The Supplemental Redemption Amount will be:

Less than or equal to zero	$0 – Investors will only receive par at maturity

Greater than zero	$1,000 * Exchange Rate Performance * 75-85%

Best Case	The Yen appreciates relative to the Euro and the return on the Notes is 0.75-0.85:1
Scenario	upside participation (75-85%) in the appreciation of the Yen.

Worst Case	The Yen depreciates, or does not appreciate, relative to the Euro and the Notes redeem
Scenario	for par at maturity. This assumes the investment is held to maturity.

Note:

There is no cap on upside participation. You will receive 75-85% of any appreciation of the Yen relative to the Euro.

If the Exchange Rate Performance at maturity is zero or negative, you will only receive par at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the Payment at Maturity.

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Currency-Linked Capital-Protected Notes
due March 16, 2009

Hypothetical Payout on the Notes

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary. Below are two full examples of how to calculate the Payment at Maturity.

Example 1: The Yen has appreciated relative to the Euro and the exchange rate performance is positive.

Hypothetical participation rate:	80%
Hypothetical initial exchange rate:	158.90
Hypothetical final exchange rate:	143.01

     The exchange rate performance will equal:

     Using the above hypothetical initial and final exchange rates, the exchange rate performance is calculated as follows:

     In this example, the Yen has strengthened 10% relative to the Euro.

     The supplemental redemption amount will equal:

     Supplemental redemption amount     =     $1,000     x     (exchange rate performance     x     participation rate)

     So, using the hypothetical example above,

     Supplemental redemption amount     =     $1,000     x     10%     x     80%     =     $80

     Therefore, in this example, the total payment at maturity per note will equal $1,080, which is the sum of the principal amount of $1,000 and a supplemental redemption amount of $80.

Example 2: The Yen has depreciated (or not appreciated) relative to the Euro and the exchange rate performance is negative.

Hypothetical participation rate:	80%
Hypothetical initial exchange rate:	158.90
Hypothetical final exchange rate:	174.79

Therefore,

Supplemental redemption amount per note	=	the greater of:
		(a) $0; and
		(b) $1,000 x –10% (less than zero) x 80%
	=	$0

     In this example, the Yen has weakened by approximately 10% relative to the Euro over the term of the notes. Accordingly, the exchange rate performance is less than zero. Therefore, there will be no supplemental redemption amount and the total payment at maturity per note will equal only the $1,000 principal amount of the notes.

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Currency-Linked Capital-Protected Notes
due March 16, 2009

Historical Information

The graph below presents the historical Exchange Rate for the period from January 1, 2002 through February 21, 2007. We obtained the information in the graph from Bloomberg Financial Markets (“Bloomberg”), without independent verification. The daily exchange rate published by Bloomberg may differ from the Exchange Rate as posted on the applicable Reuters page for the purposes of determining the Initial Exchange Rate and Final Exchange Rate. We will not use Bloomberg to determine the Exchange Rate. The historical Exchange Rate set forth below should not be taken as an indication of future performance.

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Currency-Linked Capital-Protected Notes
due March 16, 2009

Selected Risk Factors

The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of your particular circumstances. The Notes are not secured debt and investing in the Notes is not equivalent to investing directly in the Japanese yen or European Union euro. The following is a non-exhaustive list of certain key considerations for investors in the Notes. For a complete list of considerations and risk factors, please see the Preliminary Pricing Supplement, Prospectus Supplement and Prospectus. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.

■	No interest payments and possibility of no return. The terms of the Notes differ from ordinary debt securities in that no interest will be paid. Because the Supplemental Redemption Amount is variable and may equal zero, the overall return on the Notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity.

■	Currency exchange risk. Fluctuations in the Exchange Rate will affect the value of the Notes. Exchange Rate movements are volatile and are the result of numerous factors specific to the Yen and the Euro including the supply of, and the demand for, those currencies, as well as government policy, intervention or actions, but are also influenced significantly from time to time by macroeconomic factors and speculative actions related to those currencies. Changes in the Exchange Rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Japan and Europe (particularly member nations of the European Union that are part of the euro zone), including economic and political developments in other countries. Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the relevant country. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Japan, the European Union, the governments of the European Union member nations, particularly those that are part of the euro zone, and other countries important to international trade and finance. A weakening of the Yen relative to the Euro may have a material adverse effect on the value of the Notes and the return on an investment in the Notes.

■	Government intervention could materially and adversely affect the value of the Notes. Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those of Japan and the member nations of the European Union that are part of the euro zone, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

■	Many unpredictable factors will affect the value of the Notes. These include: (i) interest rate levels; (ii) volatility of the Yen and the Euro; (iii) geopolitical conditions and economic, financial; regulatory, political, judicial or other events that affect foreign exchange markets; (iv) the time remaining to the maturity; (v) availability of comparable instruments; (vi) intervention by the governments of Japan, the European Union or the European Union member nations; and (vii) the issuer’s creditworthiness. In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and

March 2007	Page 9

Currency-Linked Capital-Protected Notes
due March 16, 2009

government intervention. As a result, the market value of the Notes will vary and sale of the Notes prior to maturity may result in a loss.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging its obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

■	Economic interests of the Calculation Agent may be potentially adverse to the investors. The Calculation Agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to you at maturity.

■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the Notes.

■	Secondary trading may be limited. The Notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily or at a price that you desire. Morgan Stanley currently intends to act as a market maker for the Notes but is not required to do so.

■	Hedging and trading activity by affiliates of the Issuer could adversely affect the Exchange Rate. Affiliates of the Issuer will carry out hedging activities related to the Notes (and possibly to other instruments linked to the Yen or Euro), including trading in futures, forwards and/or options contracts on the Yen or Euro as well as in other instruments related to the Yen or Euro. Affiliates of the Issuer also trade the Yen and Euro and other financial instruments related to the Yen and Euro on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities could potentially affect the Exchange Rate and, accordingly, the market value of the Notes and/or the payment you will receive at maturity.

March 2007	Page 10